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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INFINEON TECHNOLOGIES AG

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE, BUT WITH A NOTIONAL VALUE OF €2.00 PER SHARE

(Title of Class of Securities)

45662N1037

(CUSIP Number)

NOVEMBER 29, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1(b)

        ☐ Rule 13d-1(c)

        ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45662N1037

1.	Names of Reporting Persons. SIEMENS AKTIENGESELLSCHAFT I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐ Not applicable
	(b)	☐ Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization FEDERAL REPUBLIC OF GERMANY

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power (solely with respect to Siemens AG)	136,292,363

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power (solely with respect to Siemens AG)	136,292,363

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: (solely with respect to Siemens AG)			136,292,363

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			☐

11.	Percent of Class Represented by Amount in Row (9)			18.23%

12.	Type of Reporting Person (See Instructions)			HC, CO

CUSIP No. 45662N1037

1.	Names of Reporting Persons. SIEMENS NEDERLAND N.V. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐ Not applicable
	(b)	☐ Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization THE NETHERLANDS

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power	0

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:			0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			☐

11.	Percent of Class Represented by Amount in Row (9)			0.0%

12.	Type of Reporting Person (See Instructions)			CO

Item 1.
(a)	Name of Issuer:
INFINEON TECHNOLOGIES AG
(b)	Address of Issuer’s Principal Executive Offices:
ST.-MARTIN-STRASSE 53, D-81541 MUNICH, GERMANY
Item 2.
(a)	Name of Person Filing:
SIEMENS AKTIENGESELLSCHAFT (SIEMENS AG)

SIEMENS NEDERLAND N.V. (SIEMENS NEDERLAND)

Siemens AG owns 100% of the ownership interests in Siemens Nederland. Accordingly, securities owned by Siemens Nederland may be regarded as beneficially owned by Siemens AG.
(b)	Address of Principal Business Office or, if none, Residence:
For SIEMENS AG: WITTELSBACHERPLATZ 2, D-80333 MUNICH, GERMANY For SIEMENS NEDERLAND: P.O. BOX 16068, DEN HAAG 2500 BB, THE NETHERLANDS
(c)	Citizenship:
For SIEMENS AG: FEDERAL REPUBLIC OF GERMANY For SIEMENS NEDERLAND: THE NETHERLANDS
(d)	Title of Class of Securities:
ORDINARY SHARES, NO PAR VALUE, BUT A NOTIONAL VALUE OF €2.00 PER SHARE
(e)	CUSIP Number:
45662N1037

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
	(a)	Amount beneficially owned: 136,292,363 (solely with respect to Siemens AG)
Of these shares, none are owned or held by Siemens Nederland.

	(b)	Percent of class: 18.23% (solely with respect to Siemens AG)

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 136,292,363 (solely with respect to Siemens AG)

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 136,292,363 (solely with respect to Siemens AG)

		(iv)	Shared power to dispose or to direct the disposition of: 0

Pursuant to a trust agreement dated December 5, 2001 between Siemens AG and Wachovia Trust Company (formerly First Union Trust Company, N.A.) 200,000,000 shares of Infineon were transferred from Siemens into an irrevocable trust.

Under the terms of the trust agreement, the trustee had legal title to the shares held in trust and Siemens had irrevocably relinquished all voting rights in the shares. However, the trustee was not permitted to vote any Infineon shares it held in trust under the agreement. Siemens continued to be entitled to all the benefits of economic ownership of the shares held in trust, including the right to receive cash dividends and other cash distributions, which the trustee had agreed to pay to Siemens promptly upon receipt. The trustee was not entitled to sell or encumber the shares held in trust except at Siemens’ direction, but Siemens had agreed not to direct the sale of any such shares to itself, any affiliate, any vehicle established by Siemens or any of its affiliates, or to Infineon. The trustee had agreed to pay to Siemens any proceeds resulting from a permitted sale.

The trust agreement contained a termination provision under which the trust would terminate only when Siemens and its affiliates, on a consolidated basis, had held, directly or indirectly, less than 50% of the voting share capital of Infineon, including the shares held in trust by the trustee, for a period of two consecutive years. Pursuant to this provision, the trust terminated at the end of the day on November 28, 2004. According to the agreement, 136,292,363 shares held at that point by the trust reverted to Siemens with full ownership benefits. The shares were transferred to Siemens AG on November 29, 2004.

In January 2004, Siemens Nederland sold all of the 86,292,363 shares that it had owned.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

As described in Item 4 above, Siemens Nederland sold 86,292,393 shares held by it, thus reducing its ownership to 0%. However, Siemens AG holds 18.23% shares of Infineon Technologies AG.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2004 SIEMENS AKTIENGESELLSCHAFT
By:	/s/ DR. ULRIKE WÜNNENBERG
	Name:	Dr. Ulrike Wünnenberg
	Title:	Corporate Legal Counsel

By:	/s/ DR. PETER MORITZ
	Name:	Dr. Peter Moritz
	Title:	Corporate Vice President & Treasurer

SIEMENS NEDERLAND N.V.
By:	/s/ MARTIN VAN PERNIS
	Name:	Martin van Pernis
	Title:	Chairman of the Managing Board

By:	/s/ JEAN-CLAUDE KIEFFER
	Name:	Jean-Claude Kieffer
	Title:	Financial Director and Member of the Managing Board

EXHIBIT INDEX

Exhibit	Description
EXHIBIT A	Agreement of Joint Filing, dated as of December 1, 2004, by and between Siemens Aktiengesellschaft and Siemens Nederland N.V.

EXHIBIT A

AGREEMENT OF JOINT FILING

     In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Ordinary Shares of Infineon AG and that this Agreement be included as an Exhibit to such filing.

     This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of December 1, 2004.

SIEMENS AKTIENGESELLSCHAFT
By:	/s/ DR. ULRIKE WÜNNENBERG
	Name:	Dr. Ulrike Wünnenberg
	Title:	Corporate Legal Counsel

By:	/s/ DR. PETER MORITZ
	Name:	Dr. Peter Moritz
	Title:	Corporate Vice President & Treasurer

SIEMENS NEDERLAND N.V.
By:	/s/ MARTIN VAN PERNIS
	Name:	Martin van Pernis
	Title:	Chairman of the Managing Board

By:	/s/ JEAN-CLAUDE KIEFFER
	Name:	Jean-Claude Kieffer
	Title:	Financial Director and Member of the Managing Board